E.R.

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19008101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 Cedar Springs Road
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schuman

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 0 1 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gary Schuman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & CCO

Title

See Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California
County of Santa Clara
Subscribed and sworn to (or affirmed) before me on this 5th day of February, 2019, by Gary A. Schuman

______, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

Signature ______ (Seal)

GREGORY KOSAL
COMM. #2127578
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Commission Expires 09/21/2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Directors of MDB Capital, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of MDB Capital, LLC as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of MDB Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of MDB Capital, LLC's management. My responsibility is to express an opinion on MDB Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to MDB Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as MDB Capital, LLC's auditor since 2006.
Tarzana, California
February 19, 2019

MDB CAPITAL GROUP LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	2,936,090
Accounts receivable		11,414
Securities at market value		13,466,336
Notes receivable		523,386
Due from related party		27,723
Prepaid and other assets		24,446
Total assets	$	16,989,395

LIABILITIES AND EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	129,360
Accrued compensation		67,602
Total liabilities		196,962
EQUITY:		
Members' equity		16,792,433
Total liabilities and equity	$	16,989,395

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Loss
For the year ended December 31, 2018

REVENUES:		
Commissions	$	398,104
Principal trades, net		(51,637)
Realized gain on available-for-sale securities		2,326,782
Unrealized loss on available-for-sale securities		(11,343,034)
Interest income		103,066
Investment banking fees		3,353,608
Other income		724,669
Total revenue		(4,488,442)
EXPENSES:		
Administrative and operations		1,528,919
Clearing charges		58,866
Compensation		3,108,206
Professional and legal		306,308
Occupancy		120,000
Total expenses		5,122,299
INCOME BEFORE TAXES	$	(9,610,741)
INCOME TAX PROVISION (Note 2)		
State franchise taxes		23,770
NET LOSS	$	(9,634,511)

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2018

	Members' Equity
Beginning balance January 1, 2018	$ 27,426,944
Withdrawals	(1,000,000)
Net loss	(9,634,511)
Ending balance December 31, 2018	$16,792,433

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Cash Flows
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss:	$	(9,634,511)
Adjustments to reconcile net gain to net cash provided by operating activities:		
Non-cash adjustments:		
Gain on early payoff of note		(54,813)
Other non-cash adjustments		(117,847)
Write-down of note receivable		105,789
(Increase) decrease in:		
Accounts receivable		8,302
Securities at market value		11,794,136
Due from related party		(1,932)
Prepaid and other assets		47,503
Increase (decrease):		
Accounts payable and accrued expenses		(292,048)
Accrued compensation		(1,448,040)
Total adjustments		10,041,050
Net cash provided by operating activities		406,539
CASH FLOWS FROM INVESTING ACTIVITIES:		
Notes receivable		(2,824)
Net cash provided by investing activities		(2,824)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(1,000,000)
Note payable		(353,966)
Net cash used in financing activities		(1,353,966)
Decrease in cash		(950,251)
Cash at beginning of year		3,886,341
Cash at end of year	$	2,936,090
Supplemental cash flow disclosures		
Interest	$	9,146
Income taxes	$	23,770

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Changes in Subordinated Borrowing
For the year ended December 31, 2018

Subordinated borrowing at January 1, 2018	$	408,779
Decreases		(408,779)
Subordinated borrowing at December 31, 2018	$	-

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:
MDB Capital Group LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority, and The State of Texas. The Company converted its status from a California LLC to a Texas LLC in 2016.

The Company is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony DiGiandomenico.

The Company operates on a fully disclosed basis with another member firm, Interactive Brokers, and is not required to maintain a clearing deposit.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At 12/31/2018, fair value measurements of investments were:

Level 1:	$12,776,177
Level 2:	1,277,806
Level 3:	21,330
Total:	$14,075,313

Management has reviewed the results of operations for the period from December 31, 2018 through February 19, 2019, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2015, 2016 and 2017.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis. See Note 2 for additional information on the Company's revenue recognition policy.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk:
The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Leases:
The Company leases office space in Dallas from a related party on a month-to-month basis at $10,000 per month. For 2018, the Company had total lease expense of $120,000.

Retirement Plans:
The company has a 401(k) plan for all employees with no employer liability.

Note 2: REVENUE

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

i. Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

ii. Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading.

iii. Capital Gains (Losses) on Firm Investments.

iv. Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

v. Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory.

vi. Other revenue.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

2. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

i. The accounting for the Company's proprietary trading operations are not considered within the scope of Topic 606.

ii. In securities underwriting, the sale of securities from the issuer is the only performance obligation in an underwriting agreement and is generally satisfied on the trade date, so the fees (i.e. the applicable spread) will be recognized as revenue at that time. The trade date is the date the underwriter purchases the securities from the issuer (firm commitment) or the date the underwriter sells the securities to third party investors (best efforts).

iii. Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

iv. An acceptable interpretation of Topic 606 is that selling, and distribution fees paid over time, such as 12b-1 fees, are fully constrained when they are indexed to the net asset value of the funds being distributed until such amounts are known. The Company has deemed an acceptable interpretation to conclude that upon performance of the service, revenue recognition is fully constrained until each month-end when a portion of the revenue becomes known. Thereby at each month end, the "determinable" portion of the revenue will be recognized.

v. Revenue from contracts equal to or under 12 months in duration are recognized at the Company's discretion. Revenue from short-term contracts (less than 12 months) is recognized upon completion, delivery and acceptance by the customer and the collectability of the related receivables is reasonably assured.

Note 3: INCOME TAXES

The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The Company is subject to the State of Texas franchise tax. For 2018, the Company recorded franchise tax expense of $23,770.

Note 4: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2018 the company had net capital of $6,962,517 which was $6,862,517 in excess of the minimum of $100,000 required, and its ratio of aggregate indebtedness of $196,962 to net capital was 0.03 to 1 which is less than 15 to 1 maximum ratio of a broker dealer. Minimum net capital is based upon the greater of the statutory minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, which was $13,131 at December 31, 2018.

MDB CAPITAL GROUP LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2018

	Focus 12/31/18	Audit 12/31/18	Change
Members' equity, December 31, 2018	$ 16,792,433	$ 16,792,433	$ 0
			-
Subtract - Non allowable assets:			
Receivable from non-customers	26,544	26,544	-
Non-allowable securities at market value	7,854,303	7,854,303	-
Other non-allowable investments	527,723	527,723	-
Other assets	24,446	24,446	-
Tentative net capital	8,359,417	8,359,417	0
Haircuts	841,805	841,805	-
Undue concentration	555,095	555,095	-
NET CAPITAL	6,962,517	6,962,517	0
Minimum net capital	100,000	100,000	-
Excess net capital	$ 6,862,517	$ 6,862,517	0
Aggregate indebtedness	196,962	196,962	(0)
Ratio of aggregate indebtedness to net capital	0.03	0.03	

There were no differences between the audit and amended Focus.

MDB CAPITAL GROUP LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2018

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

Assertions Regarding Exemption Provisions

We, as members of management of MDB Capital Group LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii)).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

MDB Capital Group LLC

By:

Gary Schuman, CFO & CCO

February 19, 2019
Date

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
MDB Capital Group LLC
Dallas, Texas

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) MDB Capital Group LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which MDB Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) MDB Capital Group LLC, stated that MDB Capital Group LLC, met the identified exemption provision throughout the most recent fiscal year without exception. MDB Capital Group LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about MDB Capital Group LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2019